Finisar Corporation
1389 Moffett Park Drive, Sunnyvale, California 94089

VIA EDGAR

April 11, 2014

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re:	Finisar Corporation
Form 10-K for the Fiscal Year Ended April 28, 2013
Filed June 24, 2013
File No. 000-27999

Dear Ms. Blye:

Below is the response (the “Response”) of Finisar Corporation (“Finisar” or “Company”) to the comments and request for information (the “Comment”) set forth in the letter dated March 31, 2014 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”). For the convenience of the Staff, Finisar has restated the Comment in bold and italics.

Staff Comment:

1.
We note that several of the customers you list on page 2 of your Form 10-K and the customers you identify as your largest customers on page 4, including Huawei, have reported contacts with Syria and Sudan, countries that are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria. Please tell us whether you have had any contacts with those countries since your letter to us dated May 2, 2011. Your response should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, since the 2011 letter, and any agreements, arrangements, or other contacts you have had with the governments of Sudan and Syria or entities they control.

Company Response:

1.
Finisar has had no known past, current or anticipated contacts with Syria or Sudan since our letter to you dated May 2, 2011, has provided no known goods, technology or services into Syria or Sudan, directly or indirectly, since our 2011 letter, and has had no known agreements, arrangements, or other contacts with the governments of Syria or Sudan, or entities controlled by these governments.

Staff Comment:

2.
You disclose on page 4 of your Form 10-K that, in fiscal 2012 and 2011, sales to Huawei represented more than 10% of your total revenues. We are aware of negative publicity since your 2011 letter regarding allegations that Huawei sold surveillance equipment to the Iranian government, and of reports of negative statements by U.S. government officials regarding the nature of Huawei’s business in Iran. Iran is a U.S.-designated state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please provide us with an updated analysis of the potential for reputational harm from your relationship with Huawei, in light of its business in Syria and Sudan and negative publicity regarding its operations in Iran.

Company Response:

2.
As discussed in our response to Comment 1, Finisar has no known past, current or anticipated contacts with Syria or Sudan. Finisar similarly has no known past, current or anticipated contacts with Iran. Further, to Finisar's knowledge, Finisar has as not provided any customer, including Huawei, any service or customized product for use in any end product destined for any party in Iran, Syria or Sudan, and has taken steps to ensure that our customers, resellers and distributors are on notice that Finisar products are subject to re-export restrictions. As a result, we do not believe that there exists a material risk of reputational harm associated with our relationship with Huawei.

Acknowledgements:

In connection with the Finisar’s response to your comments, we acknowledge the following:

1.	Finisar is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Finisar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (781) 453-8948 should you have any questions.

Regards,

FINISAR CORPORATION

/s/ Christopher E. Brown
Christopher E. Brown
Executive Vice President & General Counsel

cc:    Kurt Adzema, Executive Vice President & Chief Financial Officer, Finisar Corporation
Roger C. Ferguson, Chairman, Audit Committee
Eitan Gertel, Chief Executive Officer, Finisar Corporation
Jerry Rawls, Chairman of the Board, Finisar Corporation